Stradley Ronon Stevens & Young, LLP 2000 K Street, N.W., Suite 700 Washington, D.C. 20006 Telephone 202-822-9611 Fax 202-822-0140 www.stradley.com

Christopher J. Zimmerman, Esq.
(202) 419-8402
czimmerman@stradley.com
December 20, 2019

VIA EDGAR

U.S. Securities and Exchange Commission
Division of Investment Management
100 F Street, N.E.
Washington, D.C. 20549-9303

Attention:    Chad Eskildsen

Re:	Bridgeway Funds, Inc. File Nos. 033-72416 and 811-08200

Dear Mr. Eskildsen:

On behalf of Bridgeway Funds, Inc. (the “Registrant”), below you will find the Registrant’s responses to the comments conveyed by you on November 22, 2019 with regard to the Form N-CSR filed by Bridgeway Funds, Inc. (the “Registrant” and, each series of the Registrant, a “Fund”) for the fiscal year ended June 30, 2019.
For your convenience, I have summarized each of your comments in italics, in the order that you provided them, and have set forth the Registrant’s response immediately below each comment.  These responses will be incorporated into the Registrant’s registration statement on Form N-1A in its next annual update or the Registrant’s shareholder report on Form N-CSR in its next annual or semiannual report, as applicable.

U.S. Securities and Exchange Commission

1) Comment: For the Funds with performance-based fees (i.e., Aggressive Investors 1 Fund, Small-Cap Growth Fund, and Small-Cap Value Fund), please add, as a footnote to the Fees and Expenses of the Fund table of its Registrant Statement, the terms of the performance-based fee, including that the performance based fee may be adjusted upward or downward according to the Funds’ performance relative to the benchmark, and identify the benchmark.

Response: Registrant notes that a description of the performance-based fees paid by certain Funds appears in the prospectus as required by Item 10(a)(1)(ii)(B) of Form N-1A.  Registrant also notes that Form N-1A, General Instructions (C)(3)(c) provides that, “Items 2 through 8 may not include disclosure other than that required or permitted by those Items.”  Notwithstanding the foregoing, at the request of the staff (the “Staff”) of the Securities and Exchange Commission, Registrant will amend the Fees and Expenses of the Fund table for each applicable Fund to add the requested disclosure in a footnote to the table.  For example, the Fees and Expenses of the Fund table for Aggressive Investors 1 Fund will be amended to add, in substance, the following footnote:

The Management Fee is comprised of a base fee, which is applied to the Fund’s average annual net assets, and a performance adjustment, which adjusts the fee upward or downward depending on the Fund’s performance relative to the S&P 500 Index over a rolling five-year performance period, and is applied to the Fund’s average daily net assets over this same period.  No performance adjustment will be made to the fee if the cumulative difference between the Fund’s performance and that of the Index does not exceed a specified threshold over the performance period.  As a result, the Management Fee may change from year to year.  For further information, please see the section “Management of the Fund”.

2) Comment: For the Funds with performance-based fees, please disclose that: (1) the Adviser will reimburse the Fund for a negative performance fee that exceeds the base fee; and (2) the Adviser could receive a performance-based fee even if the Fund has underperformed its Index.

Response:  The disclosure in the Funds’ prospectus and shareholder report will be amended to include, in substance, the following (as highlighted below with additions in blue and deletions in red):

Prospectus – Management of the Fund:

Aggressive Investors 1 Fund, Small-Cap Growth Fund and Small-Cap Value Fund each have management fees that are comprised of a base fee, which is applied to the Fund’s average annual net assets, and a performance fee adjustment, which ~~depends on~~ is adjusted upward or downward depending on the Fund’s performance relative to the applicable market index over a rolling five-year performance period  ~~the last 5 years~~, and is applied to the Fund’s average daily net assets over this performance period.

U.S. Securities and Exchange Commission

Because the performance adjustment is based on a Fund’s performance relative to the applicable market index, and not the Fund’s absolute performance, the performance adjustment could increase the Adviser’s fee even if the Fund’s shares lose value over the performance period provided that the Fund outperformed its market index, or could decrease the Adviser’s fee even if the Fund’s shares increase in value during the performance period provided that the Fund underperformed its market index.  Also, depending on a Fund’s performance relative to the applicable market index over the rolling five-year performance period, the performance adjustment could increase the Adviser’s fee even if the Fund has experienced underperformance relative to its market index in the short-term, or could decrease the Adviser’s fee even if the Fund has experienced outperformance relative to its market index in the short-term.  However, no performance adjustment will be applied to the Adviser’s fee if the cumulative difference between a Fund’s performance and that of the applicable market index is less than or equal to 2% over the rolling five-year performance period.

Additionally, because the base fee is applied to average annual net assets, and the performance adjustment is calculated over a rolling five-year performance period, it is possible that if a Fund underperforms the applicable market index significantly over the performance period, and the Fund’s assets have declined significantly over that performance period, the negative performance adjustment may exceed the base fee.  In this event, the Adviser would make a payment to the Fund.

Shareholder Report – Notes to Financial Statements – 3. Advisory Fees, Other Related Party Transactions and Contingencies

The Funds have entered into management agreements with the Adviser. As compensation for the advisory services rendered, facilities furnished, and expenses borne by the Adviser, the Funds pay the Adviser a fee pursuant to each Fund’s management agreement, as described below

Aggressive Investors 1 Fund, Small-Cap Growth Fund and Small-Cap Value Fund each have management fees that are comprised of a base fee, which is applied to the Fund’s average annual net assets, and a performance adjustment, which adjusts the fee upward or downward depending on a Fund’s performance relative to the applicable market index over a rolling five-year performance period, and is applied to the Fund’s average daily net assets over this performance period.
Because the performance adjustment is based on a Fund’s performance relative to the applicable market index, and not the Fund’s absolute performance, the performance adjustment could increase the Adviser’s fee even if the Fund’s shares lose value over the performance period provided

U.S. Securities and Exchange Commission

that the Fund outperformed its market index, or could decrease the Adviser’s fee even if the Fund’s shares increase in value during the performance period provided that the Fund underperformed its market index.  Also, depending on a Fund’s performance relative to the applicable market index over the rolling five-year performance period, the performance adjustment could increase the Adviser’s fee even if the Fund has experienced underperformance relative to its market index in the short-term, or could decrease the Adviser’s fee even if the Fund has experienced outperformance relative to its market index in the short-term.  However, no performance fee adjustment will be applied to the Adviser’s fee if the cumulative difference between a Fund’s performance and that of the applicable market index is less than or equal to 2% over the rolling five-year performance period.
Additionally, because the base fee is applied to average annual net assets, and the performance adjustment is calculated over a rolling five-year performance period, it is possible that if a Fund underperforms the applicable market index significantly over the performance period, and the Fund’s assets have declined significantly over that performance period, the negative performance adjustment may exceed the base fee.  In this event, the Adviser would make a payment to the Fund.

3) Comment: The Staff noticed that a number of positions within the Funds are in micro-cap securities where the Funds’ holdings are more than the average daily volume.  Supplementally describe how the Funds view liquidity especially where the size of a Fund’s position is significant to the daily trading activity of that security.  Please include general market data and other factors that are used to assess the liquidity of these securities.

Response:  The Registrant supplementally advises the Staff that the Liquidity Risk Management Committee (the “Committee”) of Bridgeway Capital Management, Inc., as the administrator of the Registrant’s Liquidity Risk Management Program (the “Program”), assesses, manages and reviews the liquidity risk of each Fund in accordance with Rule 22e-4 under the Investment Company Act of 1940, as amended, and the Program.

Pursuant to the Program, the Committee assesses the liquidity of each of the Fund’s holdings, including any micro-cap securities, in accordance with the requirements of Rule 22e-4, using a vendor provided model.  When assessing the liquidity of each portfolio investment held by a Fund, the Fund considers the number of days in which the Fund could reasonably expect the investment would be convertible to cash (or sold or disposed of, but not necessarily settled) in current market conditions without significantly changing the market value of the investment, taking into account relevant market, trading and investment-specific considerations.

U.S. Securities and Exchange Commission

In taking into account relevant market, trading and investment-specific considerations, as well as market value impact and market depth, the Funds incorporate consideration of the following factors, as applicable, into their liquidity classification methodology:
•	Existence of an active market for the asset, including whether the asset is listed on an exchange, as well as the number, diversity, and quality of market participants;
•	Frequency of trades or quotes for the asset and average daily trading volume of the asset;
•	Volatility of trading prices for the asset;
•	Bid-ask spreads for the asset;
•	Whether the asset has a relatively standardized and simple structure; and
•	Restrictions on trading of the asset and limitations on transfer of the asset.
In order to consider market depth as a factor in assessing liquidity, the Funds assume a reasonably anticipated trading size (“RATS) of 5%, which is supported by historical data under normal market conditions. There is an assumption that a Fund will sell all portfolio investments pro rata in response to a redemption and that the amount traded will not exceed 20% of the daily trading volume of any security. Any portfolio investment that a Fund reasonably expects cannot be sold or disposed of in current market conditions in seven calendar days or less without the sale or disposition significantly changing the market value of the investment is classified as an illiquid investment.

In assessing the liquidity of portfolio investments held by a Fund, the Fund does not consider how such investments may trade under stressed market conditions that are not present in the current market.  However, as part of the Committee’s annual review of each Fund’s liquidity risk, stress testing is taken into consideration.

Please do not hesitate to contact me at (202) 419-8402 or Prufesh R. Modhera at (202) 419-8417, if you have any questions or wish to discuss any of the responses presented above.

Respectfully submitted, /s/ Christopher J. Zimmerman Christopher J. Zimmerman, Esquire

cc:	Tammira Philippe, President, Bridgeway Funds, Inc.
Linda G. Giuffre, Chief Compliance Officer, Bridgeway Funds, Inc. Deborah L. Hanna, Secretary, Bridgeway Funds, Inc.
Prufesh R. Modhera, Esquire